EXHIBIT 5

The Lawrence Weissberg Revocable Living Trust

100 Spear Street, Suite 520

San Francisco, CA 94105

January 27, 2004

Dover Investments Corporation

100 Spear Street, Suite 520

San Francisco, CA 94105

Attention: Board of Directors

Re: Dover Investments Corporation (the “Company”)

Gentlemen,

I write on behalf of The Lawrence Weissberg Revocable Living Trust (the “Trust”) to propose a two step transaction (the “Transaction”) in which all stockholders of the Company (other than the Trust and others who join the Trust in taking the Company private) would receive $24.50 in cash for each share of the Company (the “Shares”) that they own. This per share price is approximately 25.2% and 30.4% higher than the $19.57 average sale price for a share of Class A Common Stock and $18.79 average sale price for a share of Class B Common Stock, respectively, from July 1, 2003 through January 16, 2004 (in each case as reported by the OTC Bulletin Board).

The Trust believes that the Transaction provides minority stockholders with an excellent and timely opportunity to liquidate their entire investment in the Company. As you know, there is no active trading market for the Shares. Further, a sale of the Company to a third party is not a realistic option given that the Trust, which holds a majority of the voting power of the Company, has no interest in selling its Shares. Finally, the Company has not paid for many years, and is not likely to pay in the foreseeable future, dividends on the Shares.

The Transaction would consist of two steps. First, the Trust would make, through a wholly owned subsidiary (“Newco”), a cash tender offer for the Shares. Second, assuming that Newco owns more than 90% of each class of the Shares following the tender offer, Newco would carry out a short form merger with the Company. As a result of this merger, Shares held by the remaining stockholders, other than Newco, would be cashed out for the same per Share price as that paid by Newco for Shares in the tender offer.

Consummation of the Transaction would be subject to, among other things, the (i) approval by a special committee of independent directors of the Board of Directors of the Company, (ii) execution and

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delivery of an agreement between the Company and Newco concerning certain aspects of the Transaction and such other documentation (including regulatory filings) as may be required or appropriate, and (iii) receipt of all necessary third party consents, if any. Consummation of the tender offer portion of the Transaction would be subject to, among other things, (i) tenders being made by the holders of more than 50% of the Shares held by the minority stockholders of each class of Shares, (ii) Newco owning, following completion of the tender offer, more than 90% of the outstanding Shares of each class of Shares, and (iii) the absence of any threatened or pending litigation relating to the Transaction. Upon consummation of the Transaction, Newco would cause the Shares to be deregistered under the Securities Exchange Act of 1934, as amended.

The Trust reserves the right to rescind or amend this proposal at any time prior to the satisfaction of the foregoing conditions.

The Trust desires to complete the Transaction as soon as possible. Accordingly, we appreciate your immediate consideration of this proposal and look forward to your prompt response. We are available to meet with you and your advisors to discuss the proposed transaction at your convenience.

Very truly yours,

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST U/D/T NOVEMBER 25, 1992

By:	/s/ Fredrick M. Weissberg
Frederick M. Weissberg, Trustee

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